September 11, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Elaine Wolff

Re:	The Western Union Company
Second Amendment to Registration Statement on Form 10
Filed August 28, 2006
File No. 001-32903

Ladies and Gentlemen:

On behalf of The Western Union Company (the “Company”), we are writing in response to the comments contained in the staff’s comment letter dated September 5, 2006 (the “Comment Letter”) and the oral comments issued by the staff during our telephone conversation on September 8 with respect to Amendment No. 2 to the Company’s Registration Statement on Form 10, File No. 001-32903, filed on August 28, 2006 (as so amended, the “Form 10”) and relating to the Company’s spin-off (the “Spin-Off”) from First Data Corporation (“First Data”). The Spin-Off is described in the preliminary information statement (the “Information Statement”) included as Exhibit 99.1 to the Form 10. On the date hereof, the Company has filed Amendment No. 3 to the Form 10 (“Amendment No. 3”) incorporating the revisions described herein. For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company. Three copies of Amendment No. 3, marked to show changes from Amendment No. 2 to the Form 10, are being delivered to Ms. Elaine Wolff.

Comment Letter

General

1.	Please revise to include the terms of the financing throughout the document.

RESPONSE: The Company has revised its disclosure in response to the staff’s comment. Please see pages 39-40. The Company also made conforming changes throughout the Information Statement; in particular, please see pages 6, 54-55 and 67-68.

Summary, page 1

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

September 11, 2006

2.	We note your response to prior comment 4 that when available you will disclose how the amount of the payment was determined. However, we note from your earlier response the factors that First Data considered in determining the amount of such debt. Please revise to include those factors in the Form 10.

RESPONSE: The Company has revised its disclosure in response to the staff’s comment. Please see page 40.

Oral Comments

1.	RESPONSE: In response to the staff’s oral comments, the Company has revised its disclosure concerning the private letter ruling from the Internal Revenue Service. Please see pages 16 and 32.

* * * * *

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or Amendment No. 3, please contact Scott Williams at (312) 853-7783 or the undersigned at (312) 853-2145.

Very truly yours,

/s/ Paul L. Choi

Paul L. Choi

cc:	Christina A. Gold
David Schlapbach